PRESS RELEASE


July 2, 2001

Contact: Anne Marie Forehand
fashionmall.com, Inc.
(212) 891-8075

FASHIONMALL.COM ANNOUNCES OFFER TO PURCHASE UP TO 1,216,600 SHARES OF ITS COMMON STOCK AT $2.50 PER SHARE

NEW YORK, NEW YORK - fashionmall.com, Inc., (NASDAQ National Market: FASH) (the "Company"), is pleased to announce that it will Offer to Purchase up to 1,216,600 shares of the Company's Common Stock, approximately 16.9% of those outstanding. The offer will be made at a purchase price of $2.50 per share by issuer tender offer, which commences today. The Company's management and Board of Directors believe that the Company's business, assets and prospects, coupled with the current market price of its shares of Common Stock, make the purchase of the shares pursuant to the terms and conditions of the offer an attractive investment opportunity.

The offer will be made pursuant to the Offer to Purchase dated July 2, 2001, and related materials, and will expire on July 30, 2001 unless otherwise extended. The Information Agent for fashionmall.com, Inc.'s tender offer is American Stock Transfer & Trust Company, and any questions or requests for documents or forms related to the offer should be directed to American Stock Transfer & Trust Company at (877) 777-0800 x 6820 or (718) 921-8200 x 6820 if calling from New
York City. The Company's Board of Directors has approved this tender offer. However, neither the Company, its Board of Directors nor the Information Agent makes any recommendation to shareholders whether to tender or refrain from tendering their shares, or as to the price or prices at which they may choose to tender their shares. Directors, officers and affiliates of fashionmall.com, Inc. are not intending to tender shares in this offer.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF FASHIONMALL.COM, INC.'S COMMON STOCK. THE OFFER IS BEING MADE SOLELY BY THE OFFER OF PURCHASE, WHICH IS BEING MAILED TO SHAREHOLDERS TODAY. Shareholders and investors are urged to read the Company's Schedule TO being filed today with the SEC in connection with this tender offer, which includes the Offer to Purchase and related materials. These materials contain important information including the various terms and conditions to the offer. Investors may obtain copies of the Company's Schedule TO for free from the SEC at the SEC's website (www.sec.gov) or from the Company's Information Agent for purposes of this transaction, American Stock Transfer & Trust Company.

fashionmall.com,Inc. operates multiple Internet properties within the fashion lifestyle segment and generates revenues from these properties by charging fees for the placement of either a store, links, advertising, content or other materials on the sites. Fashionmall's properties include www.fashionmall.com, a general fashion mall, www.outletmall.com, an online outlet mall, and www.boo.com, a global style guide for the Web. Fashionmall's clients, which typically pay a fixed or variable fee for site placements tied to the location and or amount of traffic they are exposed to, include traditional and on-line retailers and catalogs as well as manufacturers, magazines, and advertisers who desire to tap into our consumer traffic.

STATEMENTS IN THIS PRESS RELEASE RELATING TO FASHIONMALL.COM, INC.'S PLANS, OBJECTIVES, OR FUTURE PERFORMANCE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS. FASHIONMALL.COM, INC.'S ACTUAL STRATEGIES AND RESULTS IN FUTURE PERIODS MAY DIFFER MATERIALLY FROM THOSE CURRENTLY EXPECTED DUE TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED IN FASHIONMALL.COM, INC.'S 2000 FORM 10-KSB AND SUBSEQUENT 10QSB REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.